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SEC File Number 33-19961

CUSIP Number 90348E 10 1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Form 12b-25

Notification of Late Filing

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
		[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended December 31, 2009

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended __________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________

PART I - REGISTRANT INFORMATION

ubroadcast, inc.
Full Name of Registrant

Former Name, if Applicable

1666 Garnet Avenue, Suite 312
Address of Principal Executive Office (Street and Number)

San Diego, California 92109
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

	(a)		The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)		The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2009, by the prescribed filing due date, inasmuch as Registrant has not completed its financial statements that are to be audited and included in the Form 10-K.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

	Jason Sunstein	(866)	352-6975
	(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

	[X] Yes	[ ] No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannon be made.

During 2009, Registrant derived approximately $430,000 in revenues from its operations, compared to approximately $30,000 for 2008.  Registrant does not expect that other operating results will differ from the prior period.

UBROADCAST, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: Mach 31, 2010.	UBROADCAST, INC.

	By:	/s/ JASON SUNSTEIN
Jason Sunstein Executive Vice President and Acting Chief Financial Officer [Principal Accounting Officer]